SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date March 3, 2005_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated March 3, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: March 3, 2005

Biotech Holdings Increases Retail Outlets Selling Sucanon, Receives Infomercial Approval

Vancouver, BC, March 3, 2005 - The President of Biotech Holdings (BIO: TSXV; BIOHF: OB; the "Company") reported in a letter to shareholders that the Company has expanded the number of stores in Mexico in which it is selling its Sucanon diabetes drug.

"We are pleased to report that there has been an expansion in the number of drugstore chains and other retail outlets carrying Sucanon in Mexico. Sucanon is now on the shelf in more than 600 stores across Mexico. Retailers now purchasing Sucanon include Farmacias Benavides, Nutriclub, Supermayoreo and Pronasoya. Re-orders have been and are being received," Mr. Rieveley said.

"An important element in the Company^s marketing program for Mexico is utilization of a television infomercial. We are also pleased to report that a television infomercial for Sucanon has now received approval from Mexican regulatory authorities. The infomercial includes an endorsement of Sucanon by the President of a Mexican diabetic association. This allows the Company to decide, together with its Mexican marketing partner and major retailer customers, on the optimum mix of TV and radio advertising to use, together with dedicated on-site Sucanon sales people in larger stores of selected chains. The infomercial advertising is expected to begin shortly," Mr. Rieveley stated.

"The Company ended the period with cash of $590,325. Operating expenses during the period included plant operations for preparation of Sucanon pre-mix. The costs of the Company^s Mexico City office for co-ordinating all Sucanon production and marketing activities in Mexico are also included in operating expenses. In addition to finished goods inventory, pre-mix for 20,000 packages of Sucanon is on hand in Mexico and additional Sucanon pre-mix is ready to be shipped from Canada," Mr. Rieveley said.

"With Sucanon now widely available on the shelf in drugstores in Mexico, the Company looks forward to beginning ongoing television, radio and on-site marketing of Sucanon in Mexico," Mr. Rieveley stated.

If you would like to be added to Biotech Holdings^ email list for future news updates or summary clinical materials, please go to: http://www.biotechltd.com/info.asp

Biotech Holdings Ltd.^s head office is in Richmond, British Columbia. Biotech Holdings^ shares trade on the Over the Counter Bulletin Board in the United States (BIOHF.OB) and on the TSX Venture Exchange in Canada (BIO.V). For inquiries, contact Austin Rand at Biotech Holdings Ltd., 1 888 216 1111 (toll-free), 8:00 to 4 p.m. Pacific time, or by email at biotech@direct.ca. For background information and current stock quotations, visit Biotech^s website at www.biotechltd.com.

On behalf of the Board of Directors: /s/ Robert B. Rieveley, President and Director

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgment as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.